SECURITIES AND EXCHANGE COMMISSION

                          Washington, D.C.  20549

                                  FORM 15

   Certification and Notice of Termination of Registration under Section 12(g)
     of the Securities Exchange Act of 1934 or Suspension of Duty to File
             Reports Under Sections 13 and 15(d) of the Securities
                             Exchange Act of 1934

                              Commission  File Number ------------N/A---------

                          GENERAL MEDICAL CORPORATION
             -----------------------------------------------------
             (Exact name of registrant as specified in its charter)

     8741 Landmark Road, P.O. Box 27542, Richmond, VA 23261 (804) 897-6000
     ----------------------------------------------------------------------
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

          12 % Series A Subordinated Pay-in-Kind Debentures due 2005
          ---------------------------------------------------------
             and 10 % Series A Senior Subordinated Notes due 2003
             ----------------------------------------------------
           (Title of each class of securities covered by this Form)

                                     NONE
      -------------------------------------------------------------------
      (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

          Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

          Rule 12g-4(a)(1)(i)   [  ]        Rule 12h-3(b)(1)(ii)    [  ]
          Rule 12g-4(a)(1)(ii)  [  ]        Rule 12h-3(b)(2)(i)     [  ]
          Rule 12g-4(a)(2)(i)   [  ]        Rule 12h-3(b)(2)(ii)    [  ]
          Rule 12g-4(a)(2)(ii)  [  ]        Rule 15d-6              [  ]
          Rule 12h-3(b)(1)(i)   [x ]

          Approximate number of holders of record as of the certification or notice date:

     Cede & Co. is the sole record holder of the Company's10 % Series A Senior Subordinated Notes due 2003 and there are 6 record holders of the Company's 12 % Series A Subordinated Pay-in-Kind Debentures due 2005 of which Cede & Co. is one of the record holders.

          Pursuant to the requirements of the Securities Exchange Act of 1934 General Medical Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


     DATE:  March 17, 1997                   BY: /s/ Donald B. Garber
                                                Name:  Donald B. Garber
                                                Title: Chief Financial Officer